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 1.  NAME OF REPORTING PERSON            Luis Antonio Hernandez

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
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 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) []

(b) []
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 3.  SEC USE ONLY

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 4.  SOURCE OF FUNDS*                            See Item 3

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 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)
[ ]
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 6.  CITIZENSHIP OR PLACE OF ORGANIZATION         California

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 7.  SOLE VOTING POWER  (NUMBER OF SHARES)  505,600
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8.  SOLE DISPOSITIVE POWER       505,600 SHARES
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9. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    5.64%

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10.  TYPE OF REPORTING PERSON      INDIVIDUAL
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Item 1.  Security and Issuer
----------------------------

This Schedule 13D relates to shares of common stock, $0.01 par value per share (the "Common Stock") of National Technical Systems, Inc., a California corporation(the "Issuer"). The principal executive office and mailing address of the issuer is 24007 Ventura Blvd. Calabasas, CA 91302-1458

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Item 4.  Purpose of Transaction
-------------------------------

The purpose of the acquisition of the Common Stock is for investment, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.

Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations.

Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations.

The Reporting Persons may discuss ideas that, if effected may result in any of the following: the acquisition by persons of additional Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or changes in the board of directors or management of the Issuer.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a)through (j), inclusive, of the instructions to
Item 4 of Schedule 13D.

The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.




Item 5.  Interest in Securities of the Issuer
---------------------------------------------

(a), (b) According to the Issuer's Form 10-Q filed with the
Securities and
Exchange Commission on May 16, 2008, there were 8,958,138 shares of Common Stock issued and outstanding as of May 16, 2008.
Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Persons report beneficial ownership of the following shares of Common
Stock:  (i) 505,600 shares of Common Stock held by Luis A.
Hernandez.




By:  Luis A. Hernandez
-----------------------------
     Luis Antonio Hernandez